SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                             (Amendment No. 1)
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                       Gaylord Container Corporation
                       -----------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $.0001 per share
              ------------------------------------------------
                       (Title of Class of Securities)

                                 368145108
                                 ---------
                               (CUSIP Number)

                             Temple-Inland Inc.
                       Inland Container Corporation I
                   Inland Paperboard and Packaging, Inc.
                           Inland Investments LLC
                   Temple-Inland Acquisition Corporation
                    (Names of Persons Filing Statement)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                        1300 MoPac Expressway South
                            Austin, Texas 78746
                               (512) 434-5800

                                  Copy to:
                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 28, 2002
                             -----------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


CUSIP No.  368145108                                   13D/A

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Temple-Inland Inc.
               I.R.S. Identification No. 75-1903917
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [   ]  (a)
           [   ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                BK
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)         [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER         0
         NUMBER OF          --------------------------------------------------
          SHARES             8        SHARED VOTING POWER  48,312,197 shares
       BENEFICIALLY                                of common stock (1)(2)
       OWNED BY EACH        --------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER    0
        PERSON WITH         --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER  48,312,197
                                      shares of common stock (1) (2)
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,312,197 shares of common stock (1) (2)
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.2%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
             HC
------------------------------------------------------------------------------

(1) Includes 6,672,480 shares of common stock, par value $.0001 per share (the "Shares"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), subject to the Stockholders Agreement, dated as of January 21, 2002 (the "Stockholders Agreement"), among Temple-Inland Inc., a Delaware corporation ("Parent"), Temple-Inland Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (the "Purchaser"), and certain stockholders of the Company, beneficial ownership of which was reported in Parent's initial Statement on Schedule 13D filed on January 22, 2002. All Shares subject to the Stockholders Agreement were tendered into the tender offer, of which the Stockholders Agreement was a part, and accordingly, the Stockholders Agreement is no longer in effect.

(2) Includes 42,500,000 shares owned of record by Temple-Inland Acquisition Corporation and 5,812,197 shares owned of record by Inland Investments LLC. Each of Temple-Inland Inc., Inland Container Corporation I, Inland Paperboard and Packaging, Inc., Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.




CUSIP No.  368145108                                   13D/A

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Inland Container Corporation I
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [   ]  (a)
           [   ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
            AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------

                            7        SOLE VOTING POWER                   0
         NUMBER OF          --------------------------------------------------
          SHARES            8        SHARED VOTING POWER    48,312,197 shares
       BENEFICIALLY                    of common stock (1)
      OWNED BY EACH         --------------------------------------------------
        REPORTING           9        SOLE DISPOSITIVE POWER              0
        PERSON WITH         --------------------------------------------------
                            10       SHARED DISPOSITIVE POWER 48,312,197
                                       shares of common stock (1)
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,312,197 shares of common stock (1)
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.2%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
             HC
------------------------------------------------------------------------------

(1) Includes 42,500,000 shares owned of record by Temple-Inland Acquisition Corporation and 5,812,197 shares owned of record by Inland Investments LLC. Each of Temple-Inland Inc., Inland Container Corporation I, Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.




CUSIP No.  368145108                                   13D/A

------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Temple-Inland Acquisition Corporation
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [   ]  (a)
           [   ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER                   0
         NUMBER OF           -------------------------------------------------
          SHARES             8        SHARED VOTING POWER   48,312,197 shares
       BENEFICIALLY                     of common stock (1)
       OWNED BY EACH         -------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER              0
        PERSON WITH          -------------------------------------------------
                             10       SHARED DISPOSITIVE POWER  48,312,197
                                        shares of common stock (1)
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,312,197 shares of common stock (1)
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.2%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
             CO
------------------------------------------------------------------------------

(1) Includes 42,500,000 shares owned of record by Temple-Inland Acquisition Corporation and 5,812,197 shares owned of record by Inland Investments LLC. Each of Temple-Inland Inc., Inland Container Corporation I, Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.




CUSIP No.  368145108                                   13D/A

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Inland Paperboard and Packaging, Inc.
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [   ]  (a)
           [   ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER                   0
         NUMBER OF           -------------------------------------------------
          SHARES             8        SHARED VOTING POWER  48,312,197 shares of
       BENEFICIALLY                     common stock (1)
       OWNED BY EACH
         REPORTING           9        SOLE DISPOSITIVE POWER              0
        PERSON WITH          -------------------------------------------------

                             10       SHARED DISPOSITIVE POWER  48,312,197
                                        shares of common stock (1)
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,312,197 shares of common stock (1)
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.2%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
             CO
------------------------------------------------------------------------------

(1) Includes 42,500,000 shares owned of record by Temple-Inland Acquisition Corporation and 5,812,197 shares owned of record by Inland Investments LLC. Each of Temple-Inland Inc., Inland Container Corporation I, Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.




CUSIP No.  368145108                                   13D/A

------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Inland Investments LLC
------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [   ]  (a)
           [   ]  (b)
------------------------------------------------------------------------------

    3      SEC USE ONLY

------------------------------------------------------------------------------

    4      SOURCES OF FUNDS
                AF
------------------------------------------------------------------------------

    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------------------------------------------------------

                             7        SOLE VOTING POWER                   0
         NUMBER OF           -------------------------------------------------
          SHARES             8        SHARED VOTING POWER   48,312,197 shares
       BENEFICIALLY                     of common stock (1)
       OWNED BY EACH         -------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER              0
        PERSON WITH          -------------------------------------------------
                             10       SHARED DISPOSITIVE POWER  48,312,197
                                        shares of common stock (1)
------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           48,312,197 shares of common stock (1)
------------------------------------------------------------------------------

   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           86.2%
------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON
             OO
------------------------------------------------------------------------------

(1) Includes 42,500,000 shares owned of record by Temple-Inland Acquisition Corporation and 5,812,197 shares owned of record by Inland Investments LLC. Each of Temple-Inland Inc., Inland Container Corporation I, Temple-Inland Acquisition Corporation and Inland Investments LLC expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act or otherwise, the beneficial owner of any securities covered by this statement other than those for which it is record owner.

         This Statement on Schedule 13D (this "Statement") constitutes (i) Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed by Temple-Inland Inc., a Delaware corporation ("Parent"), on January 22, 2002 and (ii) an initial Statement on Schedule 13D filed by Inland Container Corporation I, a Delaware corporation and wholly-owned subsidiary of Parent and the parent corporation of the Purchaser and Inland Investments ("ICCI"), Inland Paperboard and Packaging, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent ("IPPI"), Temple-Inland Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (the "Purchaser"), and Inland Investments LLC, a Delaware limited liability company and indirect, wholly-owned subsidiary of Parent ("Inland Investments"), relating to shares of common stock, par value $.0001 per share (the "Shares"), of Gaylord Container Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Statement without definition have the meanings attributed to them in the Schedule 13D.

         The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 2.  Identity and Background.

         Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

         This Schedule 13D is also being filed by ICCI, IPPI, the Purchaser and Inland Investments. ICCI is a wholly-owned subsidiary of Parent and the parent corporation of the Purchaser and Inland Investments. The address of the principal business and the principal office of ICCI is 1300 MoPac Expressway South, Austin, Texas 78746. IPPI is an indirect, wholly-owned operating subsidiary of Parent and owns 1% of the membership interests of Inland Investments. The address of the principal business and the principal office of IPPI is 4030 Vincennes Road, Indianapolis, Indiana 46268. The Purchaser is an indirect, wholly-owned subsidiary of Parent formed for the purpose of entering into a business combination with the Company. The address of the principal business and the principal office of the Purchaser is 1300 MoPac Expressway South, Austin, Texas 78746. Inland Investments is an indirect, wholly-owned subsidiary of Parent organized in connection with the proposed business combination with the Company. Inland Investments is 99%-owned by ICCI and 1%-owned by IPPI. The address of the principal business and the principal office of Inland Investments is 1209 Orange Street, Wilmington, Delaware 19801.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each of ICCI and IPPI is set forth on Schedule A and Schedule B, respectively, to this Statement.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Purchaser is set forth in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase, and is incorporated herein by reference.

         The name, business address, present principal occupation or employment, and citizenship of each manager and officer of Inland
Investments is set forth on Schedule C to this Statement.

         During the last five years, neither ICCI, IPPI, the Purchaser, Inland Investments nor, to the best of their knowledge, any of the persons set forth on Schedule A, B or C hereto was (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

         The Purchaser and Inland Investments received funding from Parent and used this funding to purchase 42,500,000 Shares and 5,812,197 Shares in the Offer, respectively, over which they share voting and dispositive power with Parent, ICCI and IPPI. Parent borrowed these funds under a 364-day credit facility with Citibank, N.A., as administrative agent, and Salomon Smith Barney Inc., as sole arranger, book manager and syndication agent. For a description of such credit facility, please see the information set forth in the section 9 ("Source and Amount of Funds or Other Consideration") of the Offer to Purchase, which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         The Offer expired at 12:00 midnight, New York City time, on Thursday, February 28, 2002. Pursuant to the Offer, 48,312,197 Shares were validly tendered, representing approximately 86.2% of the outstanding Shares. The Purchaser purchased 42,500,000 Shares, representing approximately 75.9% of outstanding Shares and Inland Investments purchased 5,812,197 Shares, representing approximately 10.4% of outstanding Shares.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

         Parent has been informed by the Company that as of March 4, 2002, 56,019,572 Shares were outstanding. As of the date hereof, each of Parent, ICCI and IPPI may be deemed to beneficially own 48,312,197 Shares or approximately 86.2% of the outstanding Shares. Of such 48,312,197 Shares, each of Parent, ICCI and IPPI directly owns no Shares, and does not have sole voting and dispositive power with respect to any of the Shares. Each of Parent, ICCI and IPPI may be deemed to be the beneficial owner of 48,312,197 Shares as a result of the Purchaser's and Inland Investments' ownership of such Shares, and each of Parent, ICCI and IPPI has shared voting and dispositive power with respect to such Shares with the Purchaser and Inland Investments. As of the date hereof, each of the Purchaser and Inland Investments may be deemed to beneficially own 48,312,197 Shares or approximately 86.2% of the outstanding Shares. Of such 48,312,197 Shares, the Purchaser directly owns of record 42,500,000 Shares and Inland Investments directly owns of record 5,812,197 Shares, although neither the Purchaser nor Inland Investments has sole voting and dispositive power with respect to such Shares. Each of the Purchaser and Inland Investments may be deemed to be the beneficial owner of the 48,312,197 Shares as a result of each other's ownership of such Shares, and each of the Purchaser and Inland Investments has shared voting and dispositive power with respect to such Shares with each other and with Parent, ICCI and IPPI.

         Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph thereof:

         Except as provided in the Offer to Purchase, which is incorporated herein by reference, and as set forth in this Statement, neither Parent, ICCI, IPPI, the Purchaser nor Inland Investments nor, to the best of their knowledge, any of the persons identified in the section captioned "Schedule
I: Directors and Executive Officers of Parent and the Purchaser" in the Offer to Purchase and any person identified on Schedules A, B or C to this Statement has effected any transaction in Shares during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:

         Except as provided in the Offer to Purchase, which is incorporated herein by reference, and as set forth in this Statement, neither ICCI, IPPI, the Purchaser nor Inland Investments nor, to the best of their knowledge, any of the individuals identified in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" in the Offer to Purchase or on Schedules A, B and C to this Statement have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company, including but not limited to, the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The exhibit index to the Schedule 13D is hereby amended and supplemented by adding the following thereto:

         6. Agreement pursuant to Rule 13d-1(k) between Parent, ICCI, IPPI, the Purchaser and Inland Investments.




                          SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    TEMPLE-INLAND INC.

                                    By:   /s/ M. Richard Warner
                                       ------------------------------------
                                         Name:   M. Richard Warner
                                         Title:  Vice President and Chief
                                                 Administrative Officer


                                    INLAND CONTAINER CORPORATION I

                                    By:   /s/ M. Richard Warner
                                       ------------------------------------
                                         Name:   M. Richard Warner
                                         Title:  Vice President


                                    INLAND PAPERBOARD AND PACKAGING, INC.

                                    By:   /s/ M. Richard Warner
                                       ------------------------------------
                                         Name:   M. Richard Warner
                                         Title:  Vice President


                                    TEMPLE-INLAND ACQUISITION CORPORATION

                                    By:   /s/ M. Richard Warner
                                       ------------------------------------
                                         Name:   M. Richard Warner
                                         Title:  Vice President


                                    INLAND INVESTMENTS LLC


                                    By:      /s/ M. Richard Warner
                                          ---------------------------------
                                          Name:  M. Richard Warner
                                          Title: Vice President




Date: March 8, 2002




                                                                Schedule A




                    DIRECTORS AND EXECUTIVE OFFICERS OF
                       INLAND CONTAINER CORPORATION I

         The name, business address, present principal occupation or employment and certain other information for each director and executive officer of Inland Container Corporation I is set forth in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase, and is incorporated herein by reference. Unless otherwise indicated, the current business address of each person is 1300 MoPac Expressway South, Austin, Texas 78746. All directors and officers listed below are citizens of the United States, unless otherwise indicated.



                            Present Principal Occupation or Employment;
Name                        Material Positions Held During the Past Five Years

William B. Howes            Member, Board of Directors. Chairman of the Board.
                            See Part 1 of Schedule 1 in the Offer to Purchase.

Kenneth M. Jastrow, II      Member, Board of Directors. See Part 1 of Schedule
                            1 in the Offer to Purchase.

M. Richard Warner           Member, Board of Directors. Vice President.  See
                            Part 1 of Schedule 1 in the Offer to Purchase.

Dale E. Stahl               President.  See Part 1 of Schedule 1 in the Offer
                            to Purchase.

David W. Turpin             Treasurer.  See Part 1 of Schedule 1 in the Offer
                            to Purchase.

Leslie K. O'Neal            Secretary.  See Part 1 of Schedule 1 in the Offer
                            to Purchase.




                                                              Schedule B



                    DIRECTORS AND EXECUTIVE OFFICERS OF
                   INLAND PAPERBOARD AND PACKAGING, INC.

         The name, business address, present principal occupation or employment and certain other information for each director and executive officer of Inland Paperboard and Packaging, Inc. is set forth in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase, and is incorporated herein by reference. Unless otherwise indicated, the current business address of each person is 1300 MoPac Expressway South, Austin, Texas 78746. All directors and officers listed below are citizens of the United States, unless otherwise indicated.



                          Present Principal Occupation or Employment;
Name                      Material Positions Held During the Past Five Years

Louis R. Brill            Member, Board of Directors. See Part 1 of Schedule 1
                          in the Offer to Purchase.

Bart J. Doney             Member, Board of Directors. Executive Vice President.
                          See Part 1 of Schedule 1 in the Offer to Purchase.

Kenneth R. Dubuque        Member, Board of Directors. See Part 1 of Schedule 1
                          in the Offer to Purchase.

James C. Foxworthy        Member, Board of Directors. Executive Vice President.
                          See Part 1 of Schedule 1 in the Offer to Purchase.

William B. Howes          Member, Board of Directors. Chairman of the Board.
                          See Part 1 of Schedule 1 in the Offer to Purchase.

Kenneth M. Jastrow, II    Member, Board of Directors. See Part 1 of Schedule 1
                          in the Offer to Purchase.

Randall D. Levy           Member, Board of Directors. See Part 1 of Schedule 1
                          in the Offer to Purchase.

Harold C. Maxwell         Member, Board of Directors. See Part 1 of Schedule 1
                          in the Offer to Purchase.

Dale E. Stahl             Member, Board of Directors.  President and Chief
                          Executive Officer.  See Part 1 of Schedule 1 in the
                          Offer to Purchase.

Jack C. Sweeny            Member, Board of Directors. Vice President. See Part
                          1 of Schedule 1 in the Offer to Purchase.

M. Richard Warner         Member, Board of Directors. Vice President.  See Part
                          1 of Schedule 1 in the Offer to Purchase.

Leslie K. O'Neal          Vice President and Secretary.  See Part 1 of
                          Schedule 1 in the Offer to Purchase.




                                                            Schedule C




                     MANAGERS AND EXECUTIVE OFFICERS OF
                           INLAND INVESTMENTS LLC

         The name, business address, present principal occupation or employment and certain other information for each manager and executive officer of Inland Investments LLC is set forth in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase, and is incorporated herein by reference. Unless otherwise indicated, the current business address of each person is 1300 MoPac Expressway South, Austin, Texas 78746. All managers and officers listed below are citizens of the United States, unless otherwise indicated.



                           Present Principal Occupation or Employment;
                           Material Positions Held During the Past Five Years
Name

Kenneth M. Jastrow, II     Manager. See Part 1 of Schedule 1 in the Offer to
                           Purchase.

Dale E. Stahl              Manager. President.  See Part 1 of Schedule 1 in the
                           Offer to Purchase.

M. Richard Warner          Manager. Vice President.  See Part 1 of Schedule 1
                           in the Offer to Purchase.

Bart J. Doney              Vice President. See Part 1 of Schedule 1 in the
                           Offer to Purchase.

James C. Foxworthy         Vice President. See Part 1 of Schedule 1 in the
                           Offer to Purchase.

David W. Turpin            Treasurer.  See Part 1 of Schedule 1 in the Offer
                           to Purchase.

Leslie K. O'Neal           Secretary.  See Part 1 of Schedule 1 in the Offer
                           to Purchase.




                                                              Exhibit 6




         Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                                  TEMPLE-INLAND INC.


                                  By:  /s/ M. Richard Warner
                                      -----------------------------------
                                       Name:   M. Richard Warner
                                       Title:  Vice President and Chief
                                               Administrative Officer


                                  INLAND CONTAINER CORPORATION I


                                  By:   /s/ M. Richard Warner
                                     ------------------------------------
                                       Name:   M. Richard Warner
                                       Title:  Vice President


                                  INLAND PAPERBOARD AND PACKAGING, INC.


                                  By:   /s/ M. Richard Warner
                                     ------------------------------------
                                       Name:   M. Richard Warner
                                       Title:  Vice President


                                  TEMPLE-INLAND ACQUISITION CORPORATION


                                  By:   /s/ M. Richard Warner
                                     ------------------------------------
                                       Name:   M. Richard Warner
                                       Title:  Vice President


                                  INLAND INVESTMENTS LLC


                                  By:      /s/ M. Richard Warner
                                        ---------------------------------
                                        Name:   M. Richard Warner
                                        Title:  Vice President

Date: March 8, 2002